November 14, 2011

VIA FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Judiciary Plaza

Washington, D.C. 20549

Attention: Mr. John Reynolds, Assistant Director

Re:                             Vertical Health Solutions, Inc.
Amendment No. 1 to Form 8-K
Filed September 20, 2011
Amendment No. 2 to Form 10-Q for the
Quarter Ended June 30, 2011 Filed
September 20, 2011
File No. 001-31275

Dear Mr. Reynolds:

This letter is submitted on behalf of Vertical Health Solutions, Inc., a Florida corporation in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated October 28, 2011 (the “Comment Letter”).  The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is our response to the Staff’s comments.  In addition, a marked copy of the Amendment No. 2 to the Form 8-K is attached hereto as Annex A for your reference.

Unless otherwise indicated or the context otherwise requires, all references below in this response letter to “we,” “us” and the “Company” are to Vertical Health Solutions, Inc., a Florida corporation, together with its wholly-owned subsidiary, OnPoint Medical Diagnostics, Inc., a Minnesota corporation.  Specific discussions or comments relating only to Vertical Health Solutions, Inc. prior to the merger which occurred on April 15, 2011 reference “VHS” and those relating only to OnPoint Medical Diagnostics, Inc. reference “OnPoint”.

Form 8-K filed on April 21, 2011

Exhibit 99.1
Financial Statements
Notes to Financial Statements, page 6
Fair Value of Financial Instruments

SEC Comment

1.                                       Please revise to provide the fair value measurements disclosures required by ASC 825-10-50-10 through 50-19, as applicable, for each period presented.

Response:

OnPoint has included the fair value measurement disclosures required by ASC 825-10-50-10 through 50-19, as applicable, in Note 2 on page 9 of Exhibit 99.1 and throughout the Notes to the financials set forth in Exhibit 99.1 as required by the Code.  We note, however, that we have not repeated this disclosure in Exhibit 99.2 to the extent that such information was duplicative and did not change since the position in the annual financial statements set forth in Exhibit 99.1.  In light of the Commission’s comment, we intend to repeat this disclosure in our future filings beginning with our Quarterly Report on Form 10-Q for the period ended September 30, 2011.  Please see Note 3 on page 8 of our Quarterly Report on Form 10-Q for the period ended September 30, 2011.

6. Convertible Debt, page 12

SEC Comment

2.                                       We note in your response to comment 32 of our letter dated August 26, 2011 that you believe there is a contingent conversion option because the conversion terms change upon the occurrence of a future event, being the future trading price of your stock. Please further explain to us why the future trading price of your stock is an event that is not controlled by you, and why you believe this results in a contingent conversion option. Refer to ASC 470-20-25-20 and ASC 470-20-05-8.

Response:

ASC 470-20-05-8 discusses convertible notes that has a conversion price that is variable based on future events.  The three examples listed by the standard do not follow our fact pattern, but our conversion price may be variable once our stock starts to be actively traded.   If at the time of conversion, our stock price is trading and the volume weighted average of the Common Stock for the twenty trading dates preceding the conversion is less than $1.00, a 35% discount (with a floor of $0.25 per share) will apply. As a result, we believe the conversion rate is variable and therefore not in our control.  No discount for this feature was recorded at issuance since the stock was not then trading and the holder could only convert at a price of $0.65 per share.  However, at the time of any future conversion, if the conversion price is less than $0.65 per share, a charge will be incurred to interest expense for the intrinsic value.  Therefore, we believe the accounting as presented in the financial statements is correct.  Please also see our discussion under Comment 3 below.

SEC Comment

3.                                       We note in your response to comment 32 of our letter dated August 26, 2011 that, at the time of issuance, the holder could only convert at $0.65 which was the fair value of OnPoint’s common stock on that date. Please further explain to us why the holder could only convert at $0.65 at the time of issuance, and tell us where this is stated in Exhibit 4.2 to your Form 8-K filed on September 20, 2011.

Response:

Pursuant to Section 1.04 of Exhibit 4.2, the conversion price is determined in accordance with the following formula:  “The conversion price, in either case, shall be the lesser of (a) US$0.65 per share or (b) 65% of the volume weighted average of the Common Stock for the twenty trading dates preceding a conversion; however, the conversion price shall not be less than US$0.25 per share (the “Conversion Price”).”

At the time of issuance of the convertible notes, the fair value of OnPoint’s stock was estimated to be $0.65 per share.  Since the stock was not actively traded on the issuance date and OnPoint was still a private company, a holder could only convert its convertible notes at $0.65 per share since provision (b) of the conversion formula did not yet apply.  As a result, the 35% discount set forth in provision (b) was not applicable.

7. Stockholders Equity, page 13

SEC Comment

4.                                       We note in your response to comment 55 of our letter dated June 17, 2011 that you assigned a $0.001 per share value to the 906,500 shares issued for services on September 15, 2010 (for a total value of $906) because OnPoint was insolvent, it had over $1 million of debt on its balance sheet, had been completely out of cash for the past several months and had lost its technology license with the Mayo Clinic. Please further describe to us the services received by the Company in exchange for the 906,500 shares (or approximately 12.7% of the total outstanding shares as of December 31, 2010), and tell us the fair value of the services received. To the extent that the fair value of the services received was more reliably measurable than the fair value of the shares issued, tell us how you considered ASC 505-50-30-6.

Response:

We note your comment and believe, upon further review, that the language set forth under Stockholders Equity on page 13 should be revised.  These shares were not issued in exchange for past services or in contemplation of future services.  Rather, they were analogous to a retention payment issued to select individuals to restart the business.  Following the issuance of these shares, to the extent services were provided by these individuals, payroll or third party expenses were accrued on OnPoint’s books as they were performed.  The aforementioned individuals were compensated for their services to OnPoint prior to and after the restart of the business.

We intend to revise Footnote 2 on page 13 as follows:

“On September 15, 2010, OnPoint issued 906,500 common shares to retain select individuals to restart the business. At the time of issuance, OnPoint was insolvent due to the breach of the Mayo Foundation license agreement and had significant debt on its balance sheet.  Therefore, the common stock shares were recorded at an estimated fair value per share of $.001 for a total value of $906.”

SEC Comment

5.                                       We note your response to comment 33 of our letter dated August 26, 2010, and it appears to us that the $0.65 fair value was based on a considered investment in the Company that was never made. Please tell us when you were initially seeking the $800,000 of financing, and tell us as of date that you determined the $4.6 million pre-money valuation (or $0.65 per share based on 7,143,113 total shares outstanding). Also further explain to us why you believe that this represented the fair value per share over the entire convertible notes offering period, from the fourth quarter of 2010 to the first quarter of 2011.

Response:

The date of the original offering memorandum for the private placement of convertible notes was September 21, 2010, which was also the date we determined the pre-money valuation of $4.6 million.  The original maximum offering amount was $800,000.

Pursuant to the offering memorandum, we were required to raise a minimum amount of $500,000 in order to break escrow.  On November 12, 2010, the escrow amount was achieved and OnPoint accepted subscriptions of $597,500 from the private placement convertible notes offering.

On November 15, 2010, the offering was amended to increase the maximum offering size from $800,000 to $1.5 million.  Through December 31, 2010, OnPoint received an aggregate amount of $822,500 from subscriptions in the private placement convertible notes offering.

Through March 2, 2011, OnPoint received additional subscriptions such that upon completion of the private placement convertible notes offering OnPoint had raised an aggregate of $1,347,500.

During the convertible notes offering period from September 21, 2010 through March 2, 2011, the fair value of the business did not change since we had not yet completed the reverse merger and the technology secured under the license agreement with Mayo Clinic was not yet commercially viable.  As such, we believe $0.65 represented the fair value per share during the convertible notes offering period.

SEC Comment

6.                                       We note your response to comment 55 of our letter dated June 17, 2011 and comment 33 of our letter dated August 26, 2011 with respect to the $0.001 fair value per share on September 15, 2010, and the $0.65 fair value per share on October 20, 2010. We further note the $1.00 exercise price of all stock options that you have issued from inception through June 30, 2011. Please explain to us how you considered the $1.00 exercise price of all stock options granted since inception when determining the $0.001 and $0.65 fair values per share. In this regard, it appears to us that the fair value per share has remained at $1.00 from inception through June 30, 2011.

Response:

When options are granted, they are generally exercisable at a price not less than the fair market value on the date of grant.  In the fourth quarter of 2009, OnPoint was a private company and was conducting a private placement of its common stock at a price of $1.00 per share.  In January and February of 2010, shortly following the completion of the 2009 private placement, OnPoint issued options to certain of its employees.  OnPoint determined that the fair market value on the date of grant was $1.00 per share based on, among other things, the price at which OnPoint had sold shares of its common stock in the 2009 private placement.

In third quarter of 2010, OnPoint was deemed insolvent. It had over $1 million of debt on its balance sheet, was completely out of cash and had lost its technology license with Mayo Clinic.

During the fourth quarter of 2010, all of the debt on OnPoint’s balance sheet had been converted to equity, OnPoint negotiated a new license agreement with Mayo Clinic, a new leadership team was formed, a plan to take the business public was solidified, and OnPoint raised an aggregate of $822,500 in the convertible notes offering.  Fair value of common stock was determined to be $0.65 per share during this period.

On March 3, 2011, OnPoint reassessed its value and prepared an offering memorandum for a private placement of up to $5 million of common stock and warrants at a price of $1.00 per unit.  The offering was contingent on completion of the reverse merger and receipt of a minimum amount of $500,000 in gross proceeds from an initial closing of the offering.  OnPoint determined that the fair value of its common stock would be increased to $1.00 per share due to the progress made on the licensed technology and the expected completion of the pending reverse merger transaction.

On March 30, 2011, OnPoint issued an aggregate of 150,000 options to its board members.  The fair market value on the date of grant was $0.65 per share, however, the board assigned these option an exercise price of $1.00 per share.  The board determined, since the reverse merger had not been completed, the fair market value was still $0.65 per share.  However, since on March 3, 2011 OnPoint began offering a private placement at $1.00 per share, it did not want to set an exercise price below the per unit price in the offering.

On April 15, 2011, OnPoint and VHS completed the reverse merger transaction.

Between May 1st and May 23rd of 2011, the Company issued 300,000 options to certain of its employees and consultants at a price of $1.00 per share, which was the fair market value on the date of grant as determined by the board.   At this time, there was no active market for the Company’s common stock due to the trading restrictions on the shares.  There had been no trades in the Company’s common stock on the OTCQB from the completion of the reverse merger on April 15, 2011 through the date of the last option grant on May 23, 2011.  Therefore, the board determined that the fair market value of the

Company’s common stock was $1.00 per share, which was equivalent to the offering price in the Company’s ongoing private placement transaction.

Amendment No 1. to Form 8-K filed on September 20, 2011  Description of Business, page 5

SEC Comment

7.                                       We note your response to comments one and four of our letter dated August 26, 2011 and the statement that your consultants are “porting the existing quality assurance software system to a cloud-based software-as-a-service platform.” Please revise to address the extent to which the porting, when completed, will result in a fully commercialized product as described in your Form 8-K. It is unclear if “updating the existing user interface,” “re-writing the reporting framework,” “extending the database” or other work is necessary—in addition to the porting—to complete commercialization. Please revise accordingly.

Response:

We propose to update the Product and Services sections as follows to clarify that the development work described is necessary to complete commercialization.  Please see our suggested changes in bold below.

“Products and Services

The MRI quality assurance system was developed by Mayo Clinic and has been used by them since 2006, where the system successfully performed automated quality control on over 200,000 MRI images. In 2009, we licensed the technology underlying the MRI quality assurance system from Mayo Clinic in order to further develop the technology to create a product that would be suitable for commercial use. While leaving the core image processing algorithms intact, we are re-writing the user interface, creating a flexible reporting framework, redesigning the database, and porting the customer specific system to a more extensible and configurable platform. We are currently testing and validating these modifications at three locations: (i) Mayo Clinic, (ii) an outpatient imaging provider, and (iii) a hospital. The aforementioned software development, testing and validation are necessary to complete commercialization and once complete, we intend to launch our product within the broader market. We estimate a commercial launch in the fourth quarter of 2011. Although we are currently focused on the application of our product for MRI images, our broader vision is to deliver an enterprise quality assurance platform that addresses the quality, operational, and regulatory requirements of all diagnostic imaging devices.”

We will also update the 4th sentence in the Employees Section regarding our consultants to be consistent with the Products and Services section as follows:

“These software developers are re-writing the user interface, creating a flexible reporting framework, redesigning the database, and porting the customer specific system to a more extensible and configurable platform.”

Management’s Discussion and Analysis or Plan of Operation, page 14 Results of Operations, page 15

SEC Comment

8.                                       Please revise your results of operations discussion to also include the interim periods presented in the Form 8-K. See Item 303(b) of Regulation S-K.

Response:

We will add the following disclosure to the Results of Operations discussion in the Form 8-K:

“Three months ended March 31, 2011 compared to March 31, 2010

Research and Development Expenses.  Our research and development expenses were $0 for the three months ended March 31, 2011 compared to $8,978 for the three months ended March 31, 2010.  During the three months ended March 31, 2011, we capitalized $80,275 of software development costs.  Those costs related to contracting with software developers and software engineers to develop our product for market.   We anticipate that the costs will increase as we secure the necessary funding and are able to accelerate our software development process.

General and Administrative Expenses.  Our general and administrative expenses were $261,035 for the three months ended March 31, 2011 compared to $628,955 for the three months ended March 31, 2010.  We anticipate that general and administrative expenses will increase as we begin to incur costs relating to our operations as a public company and increase our investment in business development required to support our research and development efforts.  Stock option expense was $130,406 for the three months ended March 31, 2011 compared to $360,589 for the comparable period.

Merger Related Costs.  During the three months ended March 31, 2011, we incurred merger related costs totaling $107,793 in connection with our planned reverse merger between VHS and OnPoint which was completed on April 15, 2011.

Interest Expense.  Interest expense was $74,727 for the three months ended March 31, 2011 compared to $0 for the three months ended March 31, 2010.  From October 1, 2010 to March 31, 2011, we entered into convertible notes financing agreements with certain of our investors, which provided for $1,347,500 in funding.  In connection with the notes, we incurred legal costs of $29,980 and finder’s fees of $176,675, which were paid out of the net proceeds to third-party selling agents, and issued warrants to purchase 207,307 of our common shares to the selling agents.  The warrants have a relative fair market value of $113,928.  Total debt financing costs of $320,583 were capitalized and are being recognized over the term of the related convertible notes using the effective interest rate method.  Amortization of deferred financing costs totaling $49,286 was recorded as interest expense for the three months ended March 31, 2011.  There was no debt outstanding during our first quarter in 2010.”

Liquidity and Capital Resources, page 16

SEC Comment

9.                                       Please revise to include a detailed analysis that quantitatively and qualitatively describes the significant period-to-period variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided. Also further revise your June 30, 2011 Form 10-Q to provide such disclosure.

Response:

We will add the following disclosure to Liquidity and Capital Resources in the Form 8-K:

“Year ended December 31, 2010 compared to December 31, 2009

There was an increase in cash flow of $308,710 for the year ended December 31, 2010 compared to an increase of $22,093 for the year ended December 31, 2009 (from inception February 1, 2009).  The net loss was $134,000 greater in 2010 compared to 2009.  Other significant changes were as follows; depreciation & amortization increased $43,000; stock based compensation increased $292,000; accounts payable increased $57,000; convertible notes issued increased $684,000; related party accounts payable decreased $380,000; stock sales decreased $281,000; and the net increase of other items was $5,600.

Three months ended March 31, 2011 compared to March 31, 2010

There was an increase in cash flow of $116,701 for the three months ended March 31, 2011 compared to a decrease of $11,610 for the three months ended March 31, 2010.  The net loss was $195,000 less in 2011 compared to 2010.  Other significant changes were as follows; depreciation & amortization increased $49,000; stock based compensation decreased $230,000; accounts payable decreased $46,000; accrued interest increased $25,000; convertible notes issued increased $457,000; related party accounts payable decreased $240,000; capitalized software development costs increased $80,000; and the net decrease of other items was $1,700.”

In lieu of amending the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we respectfully request to include these changes on a going forward basis beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.  Please see page 16 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

SEC Comment

10.                                 We partially reissue comment nine of our letter dated August 26, 2011. Please specifically discuss the potential impact of the interest payments on your convertible notes if investors elect to receive the accrued interest in cash. Also please revise your June 30, 2011 Form 10-Q to provide such disclosure.

Response:

We propose to add the following disclosure under Liquidity and Capital Resources in the Form 8-K:

“If all of the holders of convertible notes elect to receive accrued interest in cash, we would be obligated to make the following interest payments:

Date	Payment
Dec 31, 2011	$131,038
Feb 29, 2012	$16,844
Jul 31, 2012	$28,073
Dec 31, 2012	$14,036
Total	$189,991

Assuming we do not raise additional capital prior to the interest payment dates, these interest payments would have a negative impact on cash and cash equivalents, and our ability to fund continuing operations of the business.”

In lieu of amending the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we respectfully request to include these changes on a going forward basis beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.  Please see page 16 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Item 9.01 Financial Statements and Exhibits, page 38

(a) Financial Statements of Businesses Acquired, page 38

SEC Comment

11.                                 We note your disclosure that states: “[i]n accordance with Item 9.01(a), OnPoint’s audited financial statements for the fiscal year ended December 31, 2010 and for the period from inception (February 1, 2009) to December 31, 2009, and OnPoint’s unaudited financial statements for the quarterly period ended March 31, 2011, are filed with this Current Report.” We could not locate OnPoint’s audited financial statements for the fiscal year ended December 31, 2010 and for the period from inception (February 1, 2009) to December 31, 2009 as an exhibit to your Form 8-K/A1. Please further amend to provide these financial statements.

Response:

The financial statements were provided in Exhibit 99.1 to the Form 8-K filed on April 21, 2011.  For purposes of Amendment No. 1 to the Form 8-K filed on September 20, 2011, we incorporated these financial statements by reference to the original filing.  We will re-file Exhibit 99.1 with Amendment No. 2 to the Form 8-K.

Amendment No. 2 to Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Notes to Financial Statements (Unaudited), page 6

3. Summary of Significant Accounting Policies and Other Information, page 7 Related Party Transactions

SEC Comment

12.                                 We note that under your license agreement with Mayo, you have an obligation to pay minimum royalties to Mayo of $50,000 in 2011 and $100,000 in 2012 and every year thereafter (Article 3.03 of Exhibit 10.1 to your Form 8K/A1). Please describe to us your accounting policy for the minimum royalties, and tell us whether your June 30, 2011 balance sheet includes any accrued and unpaid amounts due to Mayo for the 2011 minimum royalties. Also revise to include disclosure of the minimum royalties due to Mayo (a related party); including any amounts recorded in your financial statements as of and for the six months ended June 30, 2011.

Response:

The Company’s policy is to recognize the minimum royalty payments based on the occurrence of the Company’s sales activity.  If it is determined that the minimum royalty obligation will not be met via our recorded sales, an accrual will be recorded accordingly.  During the six months ended June 30, 2011, we believed that we would begin generating revenue during the last five months of 2011 and that the royalty expense would be based on the revenue that was billed.  This was to ensure a proper matching of revenue and expense.  Therefore, there was no accrual as of June 30, 2011 for minimum royalties to be due for the calendar year 2011.  However, during the third quarter of 2011, the Company determined that the minimum royalty would not be met through sales for the last half of the year and has accordingly recorded $37,500 of the minimum royalty as of September 30, 2011.  The remaining $12,500 will be recorded during the fourth quarter of 2011.

In lieu of amending the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we respectfully request to include these changes on a going forward basis beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

The following footnote has been added to page 9 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 to disclose this related party transaction:

“ACCRUED ROYALTIES-RELATED PARTY

At September 30, 2011, the Company had $37,500 of accrued royalties due to a related party which reflected the minimum royalty license fee that will be due to the Mayo Foundation at the end of 2011.  The Company determined in the third quarter that they would not generate enough revenues by the end of 2011 to approach the minimum $50,000 royalty due for 2011 and therefore, nine months of the minimum royalty has been accrued at September 30, 2011.”

Escrow Shares

SEC Comment

13.                                 We note on page 23 that under the terms of the share escrow agreement dated April 15, 2011 (Ex. 10.5 to your Form 8-K filed on April 21, 2011), the 1,000,000 escrow shares will be disbursed to the shareholders of OnPoint upon receipt by VHS of an aggregate of $1 million in equity financing (the “equity release amount”); provided, the equity release amount is received on or before December 31, 2011. Please revise to provide footnote disclosure of the escrow shares transaction, including disclosure of the amount of equity financing that VHS has received as of June 30, 2011 and the amount that remains to be received on or before December 31, 2011.

Response:

In lieu of amending the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we respectfully request to include the following changes on a going forward basis beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.  Please see page 10 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

We propose to add the following Note to the Financial Statements:

“ESCROW SHARES

Upon completion of the Merger, the Company issued an aggregate of 7,143,113 shares of common stock (the “Acquisition Shares”) to the shareholders of OnPoint.  Of the 7,143,113 Acquisition Shares, 1,000,000 shares were placed in escrow. Such shares will be released to the OnPoint stockholders in the event the Company receives an aggregate of $1,000,000 in financing on or before December 31, 2011. If such amount is not received on or before December 31, 2011, the 1,000,000 shares will be cancelled.  As of September 30, 2011, the Company has received an aggregate amount of $725,000 in financing, and will need to receive $275,000 in financing on or before December 31, 2011 in order for the 1,000,000 shares to be released from escrow.”

5. Restricted Cash, page 8

SEC Comment

14.                                 We note your disclosure that you had $75,240 of restricted cash held in an escrow account at June 30, 2011, and that you expected the funds to be released in 2 to 4 weeks. We further note that you initially filed your June 30, 2011 Form 10-Q on August 15, 2011, or approximately six weeks after June 30, 2011. Please tell us if the funds were released from escrow as of the initial filing date and, if not, tell us the date that they were released to you.

Response:

The funds are typically released within 2 to 4 weeks as stated in the footnote and $50,000 of the $75,000 of restricted cash was released on July 26, 2011.  The remaining $25,000 is from two investors who, despite repeated notifications from OnPoint, have still not submitted their investor certification paperwork to the Minnesota Angel Tax Credit program administrators.  We expect to release these funds prior to December 31, 2011.  We will clarify this disclosure in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.  Please see page 9 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

7. Stockholders’ Equity (Deficit), page 9 Stock Purchase Warrant Grants, page 9

SEC Comment

15.                                 We note the circumstances under which the exercise price of the warrants may be adjusted under Section 3 of Exhibit 4.1 and 4.2 to your Form 8-K filed on June 13, 2011. Please further describe to us how the exercise prices may be adjusted and provide us with your ASC 815-40-15 analysis to support your accounting for the warrants as equity, as opposed to a derivative liability. Include your consideration of the adjustments provisions under both Section 3(a) and 3(c) in your response.

Response:

Following the guidance of ASC 815-40-15, derivative liability is not appropriate when the warrant is indexed to the Company’s stock.  Under Section 3 of Exhibit 4.1 and 4.2, the holder of the Company’s warrant bears the risk of loss if the fair value of the Company’s shares decreases because of changes in the market.  As a result, this warrant is indexed to the Company’s stock and equity accounting would prevail.

The terms in Section 3(a) of the warrant agreement are intended to provide the warrant holder protection for a change in value of the shares that is directly attributable to a stock split, dividend, merger or a reorganization, and similarly affects all the Company’s outstanding common stock.  In addition, the language in Section 3(c) of the warrant agreement is only intended to protect the warrant holder for situations that do not fall literally within the terms of Section 3(a), but would similarly effect all of the Company’s outstanding common stock.  These provisions do not provide down round protection whereby the warrant holder would be compensated for a future issuance of securities at a price less than the exercise price of the warrants.

Stock Option Grants, page 9

SEC Comment

16.                                 We note that you granted 300,000 stock options during April and May 2011 with an exercise price of $1.00. Please tell us the grant date(s) of these stock options. Also explain to us how you determined the exercise price of these stock options, including your consideration of the share price of your common stock that is now traded on the OTCQB under the symbol “ONMD” for all options granted on or after the April 15, 2011 reverse merger.

Response:

Please see our response to Comment 6.  The board determined the exercise price of these options at the fair market value on the date of grant.  Since there had been no trades in the Company’s common stock on the OTCQB from the completion of the reverse merger on April 15, 2011 through the last option grant on May 23, 2011, the board determined the fair market value in light of the price per share of the Company’s ongoing private placement transaction, which was $1.00 per share.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Three and six months ended June 30, 2011 compared to June 30, 2010, page 13

SEC Comment

17.                                 We note that you include combined results of operations discussion for the three and six months ended June 30, 2011 compared to June 30, 2010. Please revise to provide a separate discussion for each comparable period that is presented.

Response:

In lieu of amending the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, we respectfully request to include these changes on a going forward basis beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.  Please see page 15 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Critical Accounting Policies, page 17 Research and Development, page 18

SEC Comment

18.                                 We note on page 13 that in January of 2011, you determined that your MRI quality assurance software technology had met the technological feasibility test and therefore, expenditures to commercialize the product of $205,394 for the six months ended June 30, 2011 were capitalized as software development costs. Please describe to us in sufficient detail the activities that were completed for you to conclude that technological feasibility was established in January 2011. Refer to ASC 985-20-25-2. Also further describe to us the nature and type of the costs that you have incurred subsequent to the establishment of technological feasibility, and that you expect to incur in the future.

Response:

ASC 985-20-25-2 states the technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. More specifically 25-2 (b) states at a minimum the entity shall have both of the following activities complete as evidence that technological feasibility has been established:

1.                                       A product design and a working model of the software product have been completed.

2.                                       The completeness of the working model and its consistency with the product design have been confirmed by testing.

In January of 2011, we had converted the Mayo licensed code to the latest version of Microsoft Visual Studio 2010 and the database to Microsoft SQL Server 2008.  We had also created a working model of a DICOM exchange service, which accepted DICOM data from an MRI scanner and sent the images to our image processing server.  The image processing server successfully analyzed the images using Mayo’s algorithms and wrote the results to a Microsoft SQL Server database.  A web-based front end was then able to display the MRI quality control results on the screen.  This comprehensive working model was tested by sending numerous MRI ACR phantom images to the system and validating the results.  Thus, we concluded the Company had met both requirements of ASC 985-20-25-2 (b) and that it had completed all planning, designing, coding, and testing activities necessary to establish the product can be produced to meet its design specifications including functions, features, and technical performance requirements.

Subsequent to the establishment of technological feasibility, we have incurred additional software development costs for building user interfaces for administrators to maintain the system, creating new graphical user interfaces, adding dashboard to summarize the data, creating email alerts to notify users when action limits are exceeded, adding the ability export data into word, excel, PDF formats, and a host of other feature enhancements to create a better user experience.  The costs associated with these efforts were capitalized.

In September 2011, we completed the product development and the product is ready for commercialization.  Thus, starting in October 2011 and going forward all future software development costs, including bug fixes, testing, new features and enhancements will be expensed as incurred.

The Company believes that the above responses will be acceptable to the Staff.  Please do not hesitate to contact me at (612) 568-4210 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Very truly yours,

/s/ William T. Cavanaugh

William T. Cavanaugh

President and Chief Executive Officer

cc:                                 Emilio Ragosa, Esq.
Christine A. Zoino, Esq.

Annex A